Exhibit 99.2

  Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

November 30, 2019 and 2018 and as of December 1, 2017

THERATECHNOLOGIES INC.

(In thousands of United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Theratechnologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Theratechnologies Inc. (the Company) as of November 30, 2019, the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for the year ended November 30, 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019, and the financial performance and its cash flows for the year ended November 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its presentation currency to the United States dollar in fiscal 2019 on a retrospective basis.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

(signed) KPMG LLP*

We have served as the Company’s auditor since 1993.

Montréal, Canada

February 24, 2020

* CPA auditor, CA, public accountancy permit No. A110592

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2018 and December 1, 2017, the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the year ended November 30, 2018, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2018 and December 1, 2017, and its financial performance for the year ended November 30, 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the comparative information presented as at and for the year ended November 30, 2018 has been adjusted for a change in presentation currency and that the comparative information presented as at December 1, 2017 has been derived from the consolidated financial statements as at and for the year ended November 30, 2017.

(signed) KPMG LLP*

February 20, 2019

Montréal, Canada

* CPA auditor, CA, public accountancy permit No. A110592

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at November 30, 2019, November 30, 2018 and December 1, 2017

	Note	November 30, 2019	November 30, 2018	December 1, 2017
			(Recast – Note 1)	(Recast – Note 1)

Assets
Current assets
Cash		$28,661	$38,997	$1,365
Bonds and money market funds	7	11,964	9,691	16,524
Trade and other receivables	8	10,116	10,952	7,553
Inventories	10	20,929	11,084	7,244
Prepaid expenses and deposits		3,874	1,595	785
Derivative financial assets	19(b)	637	1,287	1,120

Total current assets		76,181	73,606	34,591

Non-current assets
Bonds and money market funds	7	619	5,200	7,653
Property and equipment	11	1,071	101	48
Intangible assets	12	27,480	15,121	16,888
Other asset	13	12,204	17,088	-

Total non-current assets		41,374	37,510	24,589

Total assets		$117,555	$111,116	$59,180

Liabilities

Current liabilities
Accounts payable and accrued liabilities	14	$31,173	25,830	$17,997
Provisions	15	2,484	1,014	584
Current portion of long-term obligations	16	3,417	-	3,627
Deferred revenue		70	27	-

Total current liabilities		37,144	26,871	22,208

Non-current liabilities
Long-term obligations	16	4,570	-	3,524
Convertible unsecured senior notes	17	50,741	49,233	-
Other liabilities	18	266	-	-

Total non-current liabilities		55,577	49,233	3,524

Total liabilities		92,721	76,104	25,732

Equity

Share capital	19	287,035	286,828	281,743
Equity component of convertible unsecured senior notes		4,457	4,457	-
Contributed surplus		10,783	8,788	12,389
Deficit		(277,462)	(264,966)	(260,604)
Accumulated other comprehensive income (loss)	19(g)	21	(95)	(80)

Total equity		24,834	35,012	33,448

Total liabilities and equity		$117,555	$111,116	$59,180

The accompanying notes are an integral part of these consolidated financial statements.

Approved	by the Board of Directors

(signed) Paul Pommier Director	(signed) Gérald Lacoste Director

THERATECHNOLOGIES INC.

Consolidated Statements of Net Loss and Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Years ended November 30, 2019 and 2018

	Note	2019	2018
			(Recast – Note 1)

Revenue	4	$63,216	$45,217

Operating expenses
Cost of sales
Cost of goods sold		21,125	9,376
Other production-related costs		67	105
Royalties		-	1,340
Amortization of other asset		4,884	2,442
Research and development expenses		10,841	7,994
Selling expenses		26,482	21,693
General and administrative expenses		8,330	5,828

Total operating expenses		71,729	48,778

Loss from operating activities		(8,513)	(3,561)

Finance income	6	1,097	608
Finance costs	6	(5,080)	(3,016)

		(3,983)	(2,408)

Loss before income tax recovery		(12,496)	(5,969)

Income tax recovery		-	1,269

Net loss		(12,496)	(4,700)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of FVOCI financial assets, net of tax		83	(15)
Exchange difference on translation of foreign operations		33	-

		116	(15)

Total comprehensive loss		$(12,380)	$(4,715)

Loss per share
Basic and diluted	19(f)	(0.16)	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(In thousands of United States dollars)

Years ended November 30, 2019 and 2018

		Share capital		Equity component of convertible unsecured senior notes			Accumulated other comprehensive income (loss)
	Note	Number of shares	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2017 and December 1, 2017 (Recast – Note 1)		74,962,050	$281,743	$-	$12,389	$(260,604)	$(80)	$33,448

Total comprehensive loss
Net loss		-	-	-	-	(4,700)	-	(4,700)

Other comprehensive income
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	(15)	(15)

Total comprehensive loss		-	-	-	-	(4,700)	(15)	(4,715)

Transactions with owners, recorded directly in equity
Recognition of previously unrecognized tax assets from item originally recorded in equity		-	-	-	-	338	-	338
Equity component of convertible unsecured senior notes, net of income taxes of $1,607		-	-	4,457	-	-	-	4,457

Share-based compensation plan
Share-based compensation for stock option plan		-	-	-	851	-	-	851

Exercise of stock options
Monetary consideration		412,734	538	-	-	-	-	538
Attributed value		-	426	-	(426)	-	-	-
Exercise of broker options		39,390	121	-	(26)	-	-	95
Issuance of common shares – TaiMed		1,463,505	4,000	-	(4,000)	-	-	-

Total contributions by owners		1,915,629	5,085	4,457	(3,601)	338	-	6,279

Balance as at November 30, 2018 (Recast – Note 1)		76,877,679	286,828	4,457	8,788	(264,966)	(95)	35,012

Total comprehensive loss
Net loss		-	-	-	-	(12,496)	-	(12,496)

Other comprehensive income
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	83	83
Exchange differences on translation of foreign operations		-	-	-	-	-	33	33

Total comprehensive loss		-	-	-	-	(12,496)	116	(12,380)

Transactions with owners, recorded directly in equity
Issuance of common shares of Katana	12	900	5	-	-	-	-	5
Share-based contingent consideration	12	-	-	-	1,028	-	-	1,028

Share-based compensation plan
Share-based compensation for stock option plan		-	-	-	1,059	-	-	1,059

Exercise of stock options
Monetary consideration		74,832	110	-	-	-	-	110
Attributed value		-	92	-	(92)	-	-	-

Total contributions by owners		75,732	207	-	1,995	-	-	2,202

Balance as at November 30, 2019		76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Years ended November 30, 2019 and 2018

	Note	2019	2018
			(Recast – Note 1)

Cash flows from (used in)

Operating
Net loss		$(12,496)	$(4,700)
Adjustments for
Depreciation of property and equipment	11	199	21
Amortization of intangible assets and other asset	12, 13	7,296	4,209
Share-based compensation for stock option plan		1,087	851
Deferred income tax recovery		-	(1,269)
Write-down of inventories	10	16	144
Change in fair value of derivative financial assets	19(b)	647	(213)
Change in fair value of liability related to deferred stock unit plan	19(b)	(641)	210
Interest on convertible unsecured senior notes	6	3,317	1,486
Interest income	6	(1,097)	(608)
Accretion expense	6	1,673	1,041
Foreign exchange		32	271
Loss on repayment of long-term obligations	16	-	286
Lease inducements and amortization		238	-

		271	1,729
Change in operating assets and liabilities
Trade and other receivables		831	(3,399)
Inventories		(9,861)	(3,984)
Prepaid expenses and deposits		(2,282)	(810)
Accounts payable and accrued liabilities		6,137	6,099
Provisions		1,470	430
Deferred revenue		43	27

		(3,662)	(1,637)

Total cash from (used in) operating activities		(3,391)	92

Financing
Proceeds from issue of convertible unsecured senior notes		-	57,500
Convertible unsecured senior notes issuance costs		-	(2,825)
Interest paid on convertible unsecured senior notes		(3,417)	-
Repayment of long-term obligations		(3,500)	(7,850)
Proceeds from exercise of stock options		110	538
Proceeds from exercise of broker options		-	95

Total cash from (used in) financing activities		(6,807)	47,458

Investing
Acquisition of other asset	13	-	(19,530)
Acquisition of intangible assets	12	(2,407)	(17)
Acquisition of property and equipment	11	(1,215)	(25)
Proceeds from sale of bonds and money market funds		2,482	26,525
Acquisition of bonds and money market funds		(192)	(17,625)
Interest received		1,199	762
Acquisition of derivative financial assets		(21)	(8)
Proceeds from sale of derivative financial assets		24	-

Total cash used in investing activities		(130)	(9,918)

Net change in cash		(10,328)	37,632

Cash, beginning of year		38,997	1,365

Effect of foreign exchange on cash		(8)	-

Cash, end of year		$28,661	$38,997

See Note 21 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2015 Peel Street, Montréal, Quebec, H3A 1T8.

1.	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2020.

Basis of measurement

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Equity-classified share-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 24.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”). Prior to the issuance of these annual consolidated financial statements, the presentation currency was the Canadian dollar (“CAD”). In 2019, management decided to change the presentation currency from the CAD to the USD to better reflect the market the Company operates in, and this change was applied retrospectively, resulting in the recast of comparative information. As such, these consolidated financial statements are now presented in USD, together with the comparative numbers as at November 30, 2018. The Company has also presented an opening consolidated statement of financial position as at December 1, 2017 in USD, which has been derived from the consolidated financial statements as at and for the year ended November 30, 2017.

All financial information presented in USD has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

1.	Basis of preparation (continued)

Initial application of new or amended accounting standards

Amendments to IFRS 3, Business Combinations (Definition of a Business) (“IFRS 3”)

On October 22, 2018, the IASB issued amendments to IFRS 3 that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. Early application is permitted. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The Company early adopted the amendments with a date of initial application of December 1, 2018 and applied the amendment in connection with the acquisition of the oncology platform (Note 12).

IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted all of the requirements of IFRS 9 with a date of initial application of December 1, 2018. IFRS 9 does not require restatement of comparative periods. This standard establishes principles for the financial reporting classification and measurement of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and aligns hedge accounting more closely with risk management. This standard also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This new standard increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

1.	Basis of preparation (continued)

Initial application of new or amended accounting standards (continued)

IFRS 9, Financial Instruments (continued)

The following summarizes the classification and measurement changes for the Company’s non-derivative and derivative financial assets and financial liabilities as a result of the adoption of IFRS 9.

	IAS 39	IFRS 9

Financial assets:
Cash	Loans and receivables	Amortized cost
Bonds	Available for sale	Fair value through other comprehensive income

Money market funds	Available for sale	Fair value through profit or loss

Trade and other receivables	Loans and receivables	Amortized cost
Non-hedge derivative financial assets	Fair value through profit or loss	Fair value through profit or loss

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Convertible unsecured senior notes	Other financial liabilities	Amortized cost
Long-term obligations	Other financial liabilities	Amortized cost

The accounting for these instruments and the line item in which they are included in the consolidated statement of financial position were unaffected by the adoption of IFRS 9, except for money market funds for which fair value was measured through other comprehensive income under IAS 39 and is now measured through profit or loss under IFRS 9. The impact of this change was not material to the consolidated financial statements.

The new expected credit loss (“ECL”) impairment model applies to financial assets measured at amortized cost and debt investments at fair value through other comprehensive income (“FVOCI”). The Company has determined that the application of IFRS 9’s impairment requirements as at December 1, 2018 results in no adjustment for the allowance for impairment on trade and other receivables. Over 97% of the Company’s revenue is attributable to sales transactions with one customer: RxCrossroads (see Notes 4 and 26). As at December 1, 2017, November 30, 2018, and November 30, 2019, none of the trade and other receivables were overdue and the total allowance for impairment of receivables recorded during the period was nil.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

1.	Basis of preparation (continued)

Initial application of new or amended accounting standards (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. The Company has adopted IFRS 15 using the modified retrospective method without practical expedients, with the effect on initially applying this standard recognized at the date of initial application of December 1, 2018. Accordingly, the information presented for 2018 has not been restated. The adoption of the standard did not have a material impact on the financial statements.

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Milestone payments related to Trogarzo®

The commercialization rights related to Trogarzo® are subject to additional cash-based milestone payments based on the attainment of commercial milestones, including development, launch and sales milestones. Milestone payments will be accrued and recorded in the cost of intangible assets when it is probable that they will be achieved. The determination of probability of paying the milestones is subject to judgment. In order to demonstrate that the commercial milestone payment is probable, the following are taken into consideration: product approval; product launch; and approved development plan. In addition, there should be a sufficient history of sales to have reasonable expectation that the commercial milestone payments related to the sales milestone will be reached.

Contingent consideration related to oncology platform

The purchase consideration for the oncology platform (note 12) includes additional milestone payments based on the attainment of commercial milestones that will be settled though the issuance of the Company’s shares, which represent a transaction in the scope of IFRS 2. Accordingly, the fair value of the oncology platform at the date of acquisition incorporates management’s judgement as to the probability of attaining the share-based milestones as well as the expected timing of the attainment of the milestones.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

1.	Basis of preparation (continued)

Use of estimates and judgments (continued)

Judgments in applying accounting policies (continued)

Convertible senior unsecured notes

The determination of the fair value of the liability component of a convertible instrument was at time of issuance based on the estimated interest rate that the Company could obtain for a similar debt instrument without a conversion option.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows.

Sales promotional programs

Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees (see Notes 2 (Revenue recognition) and 4 for additional information).

Other

Other areas of judgment and uncertainty are related to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

2.	Significant accounting policies

The accounting policies have been applied consistently by the subsidiaries of the Company, except as otherwise noted for the initial application of new or amended accounting standards.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Basis of consolidation

The financial statements of the subsidiaries of the Company are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

Foreign currencies

Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on translation are recognized in net profit, except for differences arising on the translation of FVOCI financial instruments, which are recognized in other comprehensive income.

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the USD are translated into USD at the reporting date. The income and expenses of foreign-currency denominated operations are translated at average rates for each reporting period. Foreign exchange differences arising on the translation of foreign operations are recognized directly in other comprehensive income. When a foreign subsidiary is disposed of, the cumulative amount recognized in the currency translative reserve forms part of the gain or loss on disposal.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Revenue recognition

Revenue from contracts with customers – Net sales

The Company derives revenue from the sales of finished goods, which include Trogarzo® and EGRIFTA®. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon delivery of the finished goods to the customer’s premises. Payment received from customers prior to the transfer of control of the goods is recorded as deferred revenue.

Some arrangements for the sale of finished goods provide for customer cash discounts for prompt payment, allowances, rights of return, rebates on sales made under governmental and commercial rebate programs, chargebacks on sales made to government agencies and retail pharmacies and distribution fees, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, contractual terms with distributors and other known factors. Sales are recorded net of customer discounts, rebates, chargebacks, distribution fees and estimated sales returns, and exclude sales taxes. A refund liability and a right to recover returned goods asset are recognized for expected returns in relation to sales made before the end of the reporting period. The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recover goods. The Company reviews its estimate of variable consideration, including expected returns, on a quarterly basis, adjusting for the amounts of the asset and liability accordingly.

Cost of sales

Cost of goods sold

Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold.

Other production related costs

Other production related costs include unallocated indirect costs related to production as well as write-downs of inventories.

Royalties

Royalties include royalties payable under the 2013 Termination Agreement (Note 13).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Cost of sales (continued)

Amortization of the other asset

The amortization of the other asset relates to the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13).

Employee benefits

Salaries and short-term employee benefits

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Quebec Pension Plan and employment insurance.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Finance income and finance costs

Finance income comprises interest income on financial assets and gains on the disposal of financial assets. Interest income is recognized as it accrues in net loss using the effective interest method.

Finance costs comprise bank charges, interest and accretion expense on convertible unsecured senior notes and long-term obligations, impairment losses on financial assets recognized in net loss, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term obligations and other foreign currency gains and losses which are reported on a net basis.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Inventories

Inventories are presented at the lower of cost, determined using the first-in, first-out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.

Property and equipment

Recognition and measurement

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

Construction in progress assets are capitalized during construction and depreciation commences when the asset is available for use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of items of property and equipment are recognized in net profit or loss as incurred.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Property and equipment (continued)

Depreciation

The methods of depreciation and depreciation rates and periods are as follows.

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term and economic life

The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2019 and 2018, no development expenditures were capitalized.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Intangible assets (continued)

Commercialization rights and oncology platform

Commercialization rights and the oncology platform acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent changes in the cash-based contingent consideration on the acquisition of intangible assets arising from the attainment of commercial milestones are recorded in the cost of the asset. Commercialization rights – EGRIFTA® are amortized at fixed rates based on their estimated useful life of 111 months on a straight-line basis. Commercialization rights – Trogarzo® North American Territory are amortized at fixed rates based on their estimated useful life of 142 months on a straight-line basis. Commercialization rights – Trogarzo® European Territory and the oncology platform will be amortized over their estimated useful lives on a straight-line basis when the assets are available for use.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

Other asset

Other asset, which comprises the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13), is amortized over its estimated useful life of 48 months.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Impairment of non-financial assets (continued)

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial instruments

The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or issue. On initial recognition, the Company classifies its financial assets as measured at amortized cost, FVOCI or fair value through profit or loss (“FVPL”), depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

(i) Financial assets measured at amortized cost

A financial asset is measured at amortized cost, using the effective interest method and net of any impairment loss, if it meets both of the following conditions and is not designated at fair value though profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company currently classifies its cash and trade and other receivables as financial assets measured at amortized cost.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Financial instruments (continued)

(ii) Financial assets, measured at fair value through other comprehensive income

A debt investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. When an investment is derecognized, gains or losses accumulated in other comprehensive income are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. These assets are subsequently measured at fair value. Dividends are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment, and other net gains and losses are recognized in other comprehensive income and are never reclassified in profit or loss.

The Company currently classifies its bonds as financial assets measured at fair value through other comprehensive income.

(iii) Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss. These assets are subsequently measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. The Company currently classifies its money market funds and non-hedge derivative financial assets as financial assets measured at fair value through profit or loss.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Financial instruments (continued)

(iv) Financial liabilities

Financial liabilities are classified into the following categories:

•	Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss. The Company currently has no financial liabilities measured at fair value through profit or loss.

•	Financial liabilities measured at amortized cost

This category includes all financial liabilities, other than those measured at fair value through profit or loss. A financial liability is subsequently measured at amortized cost using the effective interest method. The Company currently classifies accounts payable and accrued liabilities, convertible unsecured senior notes and long-term obligations as financial liabilities measured at amortized cost.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired.

(v) Compound financial instruments

Compound financial instruments are instruments that contain both a liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Financial instruments (continued)

(vi) Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.

(vii) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(viii) Impairment of financial assets

At each reporting date, the Company recognizes loss allowances for ECLs on financial assets carried at amortized cost and debt securities at FVOCI. The Company’s trade and other receivables are accounts receivable with no financing component and which have maturities of less than 12 months and, as such, the Company has chosen to apply the simplified approach for ECL. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company considers a debt security to have a low credit risk when its credit risk rating is equivalent or above investment grade credit rating, such as its bonds classified at FVOCI.

The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Leases

Operating lease payments are recognized in net loss on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit over the term of the lease on a straight-line basis.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Chargebacks and rebates

Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms.

Returns

Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

Contingent liability

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net loss except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Income taxes (continued)

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences. A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting or taxable profit or loss at the time of the transaction, and, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising from the initial recognition of goodwill.

Share-based compensation

Share option plan

The Company records share-based compensation related to employee stock options granted using the fair-value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed over the period in which employees unconditionally become entitled to the options. The amount recognized as an expense is adjusted to reflect the number of options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of options that do meet the related service conditions at the vesting date.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Share-based compensation (continued)

Share option plan (continued)

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Deferred stock unit plan

The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded on the date of grant at the market value of the common shares in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares and such change is recorded in finance costs.

Cash-settled stock appreciation rights

The stock appreciation rights (“SARs”) entitle the grantee to a cash payment based on the increase in the share price of the Company’s common shares from the grant date to the settlement date.

A liability is recognized for the services acquired and is recorded at the fair value of the SARs in other non-current liabilities, with a corresponding expense recognized in selling expenses over the period that the employees become unconditionally entitled to the payment. The fair value of the employee benefits expense of the SARs is measured using the Black-Scholes model.

Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the SARs, volatility, risk-free interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statement of net earnings (loss) and comprehensive earnings (loss) of the current year.

Research and development tax credits

The Company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Government Grants and Disclosure of Governmental Assistance. Non-refundable research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

2.	Significant accounting policies (continued)

Share capital

Common shares

Common shares are classified as equity.

Transaction costs

Costs directly attributable to the issue of common shares are recognized in equity, net of any tax effects.

Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of the outstanding stock options and convertible unsecured senior notes.

3.	New or revised standards and interpretations issued but not yet adopted

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16.

The new standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 will replace IAS 17, Leases (“IAS 17”).

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

3.	New or revised standards and interpretations issued but not yet adopted (continued)

IFRS 16, Leases (“IFRS 16”) (continued)

The Company intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on December 1, 2019 using the modified retrospective transition method. The extent of the impact of adoption of the standard has not yet been determined, but the Company expects the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption. At December 1, 2019, the Company expects to record right-of-use assets and lease liabilities of approximately $3,000. The Company also expects a decrease in operating lease costs, offset by an increase in depreciation and amortization and financial expenses resulting from the changes in the recognition, measurement and presentation requirements. However, no significant impact on net earnings is expected at this time. The Company is completing the assessment of the overall impact on the Company’s disclosures and is addressing any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance starting in the first quarter of fiscal 2020.

4.	Revenue and deferred revenue

On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party logistics service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party distributor of EGRIFTA® in the United States. In such a role, RxCrossroads purchases EGRIFTA® from the Company and takes title thereto when the goods arrive in their warehouse. RxCrossroads’ purchases of EGRIFTA® are triggered by its expectations of market demand over a certain period of time. With respect to EGRIFTA®, RxCrossroads fulfills orders received from authorized wholesalers and delivers EGRIFTA® directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of our network of specialty pharmacies. See Note 26.

On November 1, 2017, the Company entered into amended and restated RxCrossroads Agreements to add Trogarzo® as a new product sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014. On November 1, 2019, the RxCrossroads Agreements were amended anew to include EGRIFTA SV™ as an additional product distributed by RxCrossroads in the United States.

The Company commercializes EGRIFTA® directly in Canada using a distributor.

Net sales by product were as follows:

	2019	2018

EGRIFTA® net sales	$35,520	$36,329
Trogarzo® net sales	27,696	8,888

	$63,216	$45,217

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

4.	Revenue and deferred revenue (continued)

Net sales by geography were as follows:

	2019	2018

Canada	$295	$530
United States	62,921	44,687

	$63,216	$45,217

5.	Personnel expenses

	Note	2019	2018

Salaries and short-term employee benefits		$5,402	$4,307
Post-employment benefits		295	230
Share-based compensation	19(e)	1,059	851
Termination benefits		87	-
		$6,843	$5,388

6.	Finance income and finance costs

	Note	2019	2018

Interest income		$1,097	$608

Finance income		1,097	608

Accretion expense	16, 17	(1,673)	(1,041)
Interest on convertible unsecured senior notes		(3,317)	(1,486)
Loss on repayment of long-term obligations		-	(286)
Bank charges		(39)	(37)
Net foreign currency loss		(45)	(169)
(Loss) gain on financial instruments carried at fair value		(6)	3

Finance costs		(5,080)	(3,016)

Net finance cost recognized in net profit or loss		$(3,983)	$(2,408)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

7.	Bonds and money market funds

	November 30		December 1,

	2019	2018	2017

Bonds	$5,246	$7,746	$12,878
Money market funds	7,337	7,145	11,299
	12,583	14,891	24,177
Current portion	11,964	9,691	16,524

Non-current portion	$619	$5,200	$7,653

As at November 30, 2019, bonds were interest-bearing financial assets with stated interest rates ranging from 1.7% to 4.8% (2018 – 1.6% to 4.8%) and had an average maturity of 0.5 years (2018 – 1.2 years).

8.	Trade and other receivables

	November 30		December 1,

	2019	2018	2017

Trade receivables	$9,538	$10,720	$7,460
Sales tax receivable	253	98	71
Other receivables	325	134	22

	$10,116	$10,952	$7,553

9.	Tax credits receivable

Tax credits receivable comprise research and development investment tax credits receivable from the Quebec government which relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

9.	Tax credits receivable (continued)

The Company has unused and unrecorded non-refundable federal tax credits which may be used to reduce future income tax and expire as follows.

2024	$448
2025	1,336
2026	1,640
2027	2,260
2028	2,507
2029	1,689
2030	837
2031	585
2032	306
2033	202

$11,810

10.	Inventories

	November 30		December 1,

	2019	2018	2017

Raw materials	$3,011	$4,224	$5,247
Work in progress	2,467	292	-
Finished goods	15,451	6,568	1,997

	$20,929	$11,084	$7,244

Inventories were written down to net realizable value by an amount of $16 in 2019 (2018 – $144), of which nil (2018 – $108) is recorded in cost of sales as other production-related costs and $16 (2018 – $36) was recorded in cost of goods sold.

The write-downs in 2019 and 2018 related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

11.	Property and equipment

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

Cost

Balance as at December 1, 2017	$77	$47	$71	$-	$195

Additions	18	-	4	52	74
Disposals	(13)	-	-	-	(13)

Balance as at November 30 ,2018	$82	$47	$75	$52	$256

Additions	206	60	313	590	1,169
Disposals	(57)	-	(54)	-	(111)

Balance as at November 30, 2019	$231	$107	$334	$642	$1,314

Accumulated depreciation
Balance as at December 1, 2017	$67	$18	$62	$-	$147

Depreciation	12	7	2	-	21
Disposals	(13)	-	-	-	(13)

Balance as at November 30, 2018	$66	$25	$64	$-	$155

Depreciation	78	7	48	66	199
Disposals	(57)	-	(54)	-	(111)

Balance as at November 30, 2019	$87	$32	$58	$66	$243

Net carrying amounts
November 30, 2019	$144	$75	$276	$576	$1,071

November 30, 2018	$16	$22	$11	$52	$101

December 1, 2017	$10	$29	$9	$-	$48

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Commercialization rights – EGRIFTA®	Oncology platform	Total

Cost
Balance as at December 1, 2017 and November 30, 2018	$5,207	$3,055	$14,041	$-	22,303
Additions	6,765	4,557	-	3,449	14,771

Balance as at November 30, 2019	$11,972	$7,612	$14,041	$3,449	37,074

Accumulated amortization
Balance as at December 1, 2017	$-	$-	$5,415	$-	5,415
Amortization	257	-	1,510	-	1,767

Balance as at November 30, 2018	$257	$-	$6,925	$-	7,182
Amortization	901	-	1,511	-	2,412

Balance as at November 30, 2019	$1,158	$-	$8,436	$-	9,594

Net carrying amounts
November 30, 2019	$10,814	$7,612	$5,605	$3,449	27,480

November 30, 2018	$4,950	$3,055	$7,116	$-	15,121

December 1, 2017	$5,207	$3,055	$8,626	$-	16,888

The amortization expense of $2,412 (2018 – $1,767) is included in selling expenses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Commercialization rights – Trogarzo®

On March 18, 2016, the Company entered into a distribution and marketing agreement with TaiMed Biologics, Inc. (“TaiMed”). On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute Trogarzo® in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a 12-year term that will expire on a country-by-country basis calculated from the date of approval of Trogarzo® in each of the countries covered under the TaiMed Agreement. TaiMed is responsible for the manufacture and supply of Trogarzo® under the TaiMed Agreement.

Commercialization rights – Trogarzo® in the North American Territory

Under the terms of the TaiMed Agreement, TaiMed is responsible for developing Trogarzo® and to seek its approval from the US Food and Drug Administration (“FDA”), whereas the Company is responsible, but has no obligation, for seeking the approval of Trogarzo® from Health Canada. The purchase price of Trogarzo® payable to TaiMed has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price until such additional amount aggregates $5,500, which was reached in November 2019.

Initial payments

Under the TaiMed Agreement, the Company agreed to make an initial payment of US$5,000 and will make several further milestone payments in exchange for the right to commercialize Trogarzo® and the right to use TaiMed’s trademark in the North American Territory.

The initial payment of $5,000 was made in accordance with the following:

(i)	$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016;

(ii)

$4,000 through the issuance of the Company’s common shares, payable after the first commercial sale of Trogarzo® in the United States. The $4,000 payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

The Company recorded as additions to intangible assets during 2016 related to the TaiMed Agreement an amount of $5,207, which comprises the cash payment of $1,000 at the signature of the agreement, the share-based payment of $4,000 and $207 of acquisition costs.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Commercial milestone payments

As further consideration under the TaiMed Agreement, the Company shall make the following one-time payments upon the first occurrence of the following commercial events:

Commercial milestone	Commercial milestone payment

(i) Achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year	$7,000 payable in two equal annual installments of $3,500
(ii) Upon first achieving annual net sales of $200,000	$10,000
(iii) Upon first achieving annual net sales of $500,000	$40,000
(iv) Upon first achieving annual net sales of $1,000,000	$100,000

In 2019, the Company accrued and recorded the first commercial milestone payment under the TaiMed Agreement at a discounted value of $6,765 (Note 16) as the Company determined that it was probable that the milestone would be paid.

The Company will also pay TaiMed development milestones for Trogarzo®. A $3,000 milestone (payable in two equal annual installments of $1,500) is due upon the date of the first commercial sale of a once every two weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. TaiMed is also planning a larger Phase III trial using Trogarzo® with a once every four weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to $50,000 depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales generated by Trogarzo®.

Commercialization rights – Trogarzo® in the European Territory

On September 26, 2019, Trogarzo® was approved for sale in Europe by the European Medicines Agency (the “EMA”).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Commercial milestone payments (continued)

Commercialization rights – Trogarzo® in the European Territory (continued)

The purchase price of Trogarzo® for sales occurring in a country forming part of the European Territory is set at (i) 52% of the net selling price of Trogarzo® in such country on annual net sales in such country up to, or equal to, $50,000 and (ii) an amount equal to 57% of the net selling price of Trogarzo® in such country on the portion of annual net sales of Trogarzo® in the European Territory that exceeds annual net sales of Trogarzo® in the European Territory of $50,000.

Initial and milestone payments

The TaiMed Agreement also provides for the following development, launch and sales milestones paid or to be paid by the Company to TaiMed:

-	An upfront payment of $3,000, which was paid through the issuance of 906,077 common shares of the Company on March 17, 2017;

-

An approval milestone payment representing 50% of the costs of the clinical trials and all associated development activities regulated by the EMA and incurred by TaiMed, if any, to obtain marketing approval of Trogarzo® in the European Territory countries, payable quarterly and equal to 5% of net sales recorded in each quarter;

-	A launch milestone payment of $10,000 payable to TaiMed as follows:

•	$5,000 one year after the first commercial sale of Trogarzo®; and

•	$5,000 one year after reaching net sales in the European Territory aggregating $50,000 over four consecutive quarters;

-	A milestone of $10,000 upon net sales in the European Territory aggregating $150,000 over four consecutive quarters;

-	A milestone of $20,000 upon net sales in the European Territory aggregating $500,000 over four consecutive quarters; and

-	A milestone of $50,000 upon net sales in the European Territory aggregating $1,000,000 over four consecutive quarters.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Commercialization rights – Trogarzo® in the European Territory (continued)

Initial and milestone payments (continued)

As a result of the TaiMed Agreement, the Company recorded as additions to intangible assets during 2017 an amount of $3,055, which comprises the payment of $3,000 paid through the issuance of 906,077 common shares of the Company and $55 of acquisition costs.

The commercial milestone payments payable in cash are accrued and recorded in the cost of the intangible asset when it is probable that they will be paid. The commercial milestone payments represent licence fee consideration and, therefore, will be added to the cost of the intangible asset. In order to demonstrate that the commercial milestone payment is probable, the product will need to have been launched and there should be a sufficient history of sales to have a reasonable expectation that the commercial milestone payments will be reached.

In 2019, the Company accrued and recorded the first $5,000 payable one year after the first commercial sale of Trogarzo® at a present value of $4,557 as the Company determined that it was probable that the milestones would be achieved (note 16).

Oncology platform

On February 25, 2019, the Company acquired Katana Biopharma Inc. (“Katana”). On May 21, 2019, Katana was wound up into the Company and then dissolved.

Katana (now the Company) is the worldwide exclusive licensee of a technology platform using peptides as a vehicle to specifically deliver existing cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells. The license was entered into on February 25, 2019 with Transfert Plus, L.P. (“Transfert Plus”), an affiliate of Aligo Innovation, a university research company that commercializes the research results of universities and other institutional partners from various areas of innovation, including life sciences (the “Licence Agreement”).

Under the terms of the acquisition agreement, the purchase price is also subject to two share-based milestone payments. The first milestone payment will occur when the first patient is enrolled in a Phase 1 clinical study. At that time, CAD2 million will be paid through the issuance of common shares of the Company.

The second milestone payment of CAD2.3 million will occur when the proof of concept is demonstrated in human subjects and will be satisfied through the issuance of common shares of the Company.

This acquisition was accounted for as an asset acquisition. The Company recorded additions to intangible assets during 2019 of $3,073, which comprised the payment at closing of $1,965 in cash, $5 through the issuance of 900 common shares of the Company, the estimated fair value of the share-based contingent consideration of $1,028, and $75 of acquisition costs. As the share-based payments are equity settled, the Company recognized a corresponding increase in equity, and no remeasurement of the fair value will occur regardless of whether the milestones are achieved. Since the common shares have not been issued yet, the increase in equity is recorded in contributed surplus. Upon the issuance of the common shares, this amount will be reclassified to share capital. The intangible asset is currently not being amortized. Amortization will begin when the asset is available for use.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Oncology platform (continued)

In August 2019, the acquisition agreement was amended to provide for an adjustment to the purchase price of CAD1.08 million in the event the Company could indirectly benefit from a CAD1.2 million subsidy in connection with its research and development activities. The subsidy was granted in October 2019. The adjustment will be payable in two installments. The first installment of CAD500 thousand was paid in cash in October 2019, whereas the second installment of CAD580 thousand will be paid at the same time as the CAD2.3 million milestone referred to above is achieved and will be satisfied through the issuance of common shares of the Company. The cash payment of $376 (CAD500 thousand) was recognized as an addition to intangible assets during 2019.

Under the Licence Agreement, Katana (now the Company) obtained the exclusive worldwide rights to develop, make, have made, use, sell, offer to sell, distribute, commercialize and import the technology related to the technology platform that uses peptides as a vehicle to deliver cytotoxic agents to sortilin receptors, which are overexpressed on cancer cells.

Annual maintenance fees amount to CAD25 thousand for the first five years and CAD100 thousand thereafter, until royalties become payable beginning with the first commercial sale of a product developed using the licenced technology.

The royalties payable under the Licence Agreement vary between 1% and 2.5% on net sales of a product based on the licenced technology. If the Company enters into a sublicence agreement, it must then pay amounts varying between 5% and 15% of revenues received from such sublicence agreement.

The Company must also pay Transfert Plus the following milestone payments upon the occurrence of the following development milestones for the first product developed in the field of oncology:

(i)	First milestone payment: CAD50 thousand upon the successful enrolment of the first patient in the first Phase 1 human clinical trial;

(ii)	Second milestone payment: CAD100 thousand upon the successful enrolment of the first patient in the first Phase 2 human clinical trial;

(iii)	Third milestone payment: CAD200 thousand upon the successful enrolment of the first patient in the first Phase 3 human clinical trial.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

12.	Intangible assets (continued)

Oncology platform (continued)

Also, the Company must pay CAD200 thousand for each product upon receiving the first approval for such product by a regulatory authority. The approval shall entitle the holder thereof to commercialize the product in the territory in which the approval was obtained.

The Company must also pay Transfert Plus the same milestone payments upon the occurrence of any of those development milestones for the first product developed outside the field of oncology.

13.	Other asset

Cost
Balance as at November 30, 2018 and 2019	$19,530

Accumulated amortization
Balance as at November 30, 2017	$-
Amortization	2,442

Balance as at November 30, 2018	$2,442
Amortization	4,884

Balance as at November 30, 2019	$7,326

Net carrying amounts
November 30, 2019	$12,204

November 30, 2018	$17,088

December 1, 2017	$-

On May 29, 2018, the Company entered into an agreement (the “Renegotiated Agreement”) with EMD Serono, Inc. to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approximately $28,200, which was comprised of a $4,000 payment due in May 2019 and $24,200 in estimated royalties on future sales of EGRIFTA® payable over the next four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of $23,850 in settlement of the long-term obligation of $4,000 and to eliminate all of the royalty payments due on sales of EGRIFTA® in the United States. The payment made in connection with the settlement of the future royalty obligation has been accounted for as an other asset on the consolidated statement of financial position.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

14.	Accounts payable and accrued liabilities

		November 30		December 1,

	Note	2019	2018	2017

Trade payables		$13,106	$15,583	$5,405
Accrued liabilities and other payables		15,028	6,575	10,582
Salaries and benefits due to related parties	27	555	485	512
Employee salaries and benefits payable		473	433	395
Liability related to deferred stock unit plan	19(b)	625	1,268	1,103
Accrued interest payable on convertible unsecured senior notes	17	1,386	1,486	-

		$31,173	$25,830	$17,997

15.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at December 1, 2017	$495	$89	$-	$584

Provisions made	7,144	657	-	7,801
Provisions used	(6,744)	(627)	-	(7,371)

Balance as at November 30, 2018	$895	$119	$-	$1,014

Provisions made	10,818	174	55	11,047
Provisions used	(9,531)	(46)	-	(9,577)

Balance as at November 30, 2019	$2,182	$247	$55	$2,484

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

16.	Long-term obligations

The movement in the long-term obligations is as follows.

	Note	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Early termination fee EMD Serono Inc.	Total

Balance as at December 1, 2017		$-	$-	$7,151	$7,151

Payment, as originally contemplated in 2013 Termination Agreement	13	-	-	(4,000)	(4,000)
Payment, as per Renegotiated Agreement	13	-	-	(3,850)	(3,850)
Accretion expense		-	-	413	413
Loss on repayment of long-term obligations		-	-	286	286

Balance as at November 30, 2018		-	-	-	-

Additions	12	6,765	4,557	-	11,322
Accretion expense		152	13	-	165
Payment		(3,500)	-	-	(3,500)

Balance as at November 30, 2019		3,417	4,570	-	7,987

Current portion		(3,417)	-	-	(3,417)

Non-current portion		$-	$4,570	$-	$4,570

Early termination fee – EMD Serono Inc.

Under the Renegotiated Agreement (Note 13), the Company paid $3,850 to reimburse the remaining amount payable of $4,000 due in May 2019.

The difference of $286 between the consideration transferred of $3,850 and the carrying amount of the long-term obligation of $3,564 (on date of settlement) was recognized as a loss on repayment of long-term obligations and included in “Finance costs” on the consolidated statement of net loss and comprehensive loss for the year ended November 30, 2018.

Commercialization rights – Trogarzo® North American Territory

Under the terms of the TaiMed Agreement, a commercial milestone of $7,000 is payable in two equal annual installments of $3,500 after achieving aggregate net sales of $20,000 over four consecutive quarters of the Company’s financial year. The Company accrued the discounted value of the obligation during the quarter ended February 28, 2019 because it was probable it would be achieved. The milestone was achieved during the quarter ended May 31, 2019. The first payment of $3,500 was made in July 2019 and the second payment will be made in June 2020.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

16.	Long-term obligation (continued)

Commercialization rights – Trogarzo® European Territory

Under the terms of the TaiMed agreement, a launch milestone of $5,000 is payable one year after the first commercial sale of Trogarzo®. The Company accrued the discounted value of the obligation in 2019 in the amount of $4,557 because it was probable it would be achieved.

17.	Convertible unsecured senior notes

On June 19, 2018, the Company closed a notes offering of convertible unsecured senior notes having an aggregate principal amount of $57,500. The notes bear interest at an annual rate of 5.75% (effective interest rate of 9.95%) and are convertible into common shares at the option of the holder at any time at a conversion price of $14.85 per common share, representing 3,872,053 common shares. The maturity date of the notes is June 30, 2023. The Company may redeem the notes prior to maturity at any time on or after June 30, 2021 if the current market price of the common shares is at least 130% of the conversion price. The notes are repayable at par value plus accrued and unpaid interest.

The movement in the carrying value of the convertible unsecured senior notes is as follows.

Proceeds allocated to liability component	$51,122
Transaction costs related to liability	(2,517)

As at June 19, 2018 (date of issuance)	48,605

Accretion expense	628

Convertible unsecured senior notes as at November 30, 2018	49,233

Accretion expense	1,508

Convertible unsecured senior notes as at November 30, 2019	$50,741

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

18.	Other liabilities

	Note	November 30, 2019

Deferred lease inducements		$238
Stock appreciation rights	19(c)	28

		$266

19.	Share capital

Authorized in unlimited number and without par value

Common shares; and

Preferred shares, issuable in one or more series.

All issued shares were fully paid on November 30, 2019 and 2018.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

(a)	Issuance of common shares

TaiMed

On May 15, 2018, the Company issued 1,463,505 common shares with a value of $4 million, in connection with an initial payment and milestone payment under the TaiMed Agreement. The share-based payment of $4 million was initially recognized as contributed surplus, pending the issuance of the common shares. As the common shares have been issued, the Company has reclassified the amount within its equity accounts from contributed surplus to common shares.

Oncology platform

On February 25, 2019, the Company issued 900 common shares with a value of $5 in connection with the acquisition of Katana (note 12).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(b)	DSU plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”) and, in April 2013, the Board of Directors suspended the issuance of DSUs. In May 2018, the Board of Directors decided to resume the granting of DSUs. The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors or Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

DSUs are totally vested at the grant date. In the case of DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of directors, the expense related to DSUs and their liabilities is recognized at the grant date. During the year ended November 30, 2019, $23 (2018 – $35) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2019, a gain of $641 (2018 – charge of $210) was recognized within finance costs (Note 6). As at November 30, 2019, the Company had a total 204,357 DSUs outstanding (2018 – 205,522 DSUs) and a liability related to the DSUs of $625 (2018 – liability of $1,268).

Cash-settled forward stock contracts

To protect against fluctuations in the value of DSUs, the Company entered into cash-settled forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2019, the cash-settled forward stock contracts outstanding correspond to a total of 204,357 common shares (2018 – 205,522 common shares) at a price of $5.86 per share (2018 – $5.98 per share) expiring on December 21, 2020 (2018 – December 17, 2019). As at November 30, 2019, the fair value of cash-settled forward stock contracts was $637 (2018 – $1,287) and is recorded in derivative financial assets. During the year ended November 30, 2019, a loss of $647 (2018 – gain of $213) related to the change in fair value of derivative financial assets was recognized within finance costs (Note 6).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(c)	SARs

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to receive a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period up to three years.

For the year ended November 30, 2019, $28 (2018 – nil) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted in 2019 is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions.

		Measurement date as at November 30, 2019

Risk-free interest rate		1.46%
Expected volatility		58%
Average option life in years		8 years
Grant-date share price	$	3.06 (CAD 4.06)
Option exercise price	$	3.06 (CAD 4.06)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SAR is estimated taking into consideration the vesting period at the grant date, the life of the SAR and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the grant date weighted average fair value of SARs granted during the year ended November 30, 2019.

	Number of SARs		Weighted average grant date fair value

2019	40,000	$	1.29 (CAD 1.71)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(d)	Shareholder rights plan

On April 10, 2019, the Company’s Board of Directors approved the amendment and renewal of the shareholder rights plan and, on the same date, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Plan”). The Plan was approved by the shareholders on May 15, 2019. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the closure of the Company’s annual meeting of shareholders in 2022 unless the Plan is reconfirmed and approved by shareholders at such meeting.

The rights issued under the Plan will initially attach to and trade with the common shares, and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related parties, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last 20 trading days preceding the common share acquisition date (as defined in the Plan’s rights).

Under the Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(e)	Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the stock option plan. Generally, the options vest at the grant date or over a period of up to three years. As at November 30, 2019, 1,632,851 options could still be granted by the Company (2018 – 1,950,762).

All options are to be settled by the physical delivery of the common shares.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(e)	Stock option plan (continued)

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option
	Number of options	CAD	USD

Options as at December 1, 2017	2,335,895	$2.21	$1.71
Granted	251,544	9.56	7.49
Expired	(2,000)	8.50	6.74
Exercised (share price: CAD 9.14 (USD 7.07))	(412,734)	1.69	1.30

Options outstanding as at November 30, 2018	2,172,705	3.15	2.37

Granted	406,400	8.19	6.20
Forfeited	(88,489)	6.07	4.56
Exercised (share price: CAD 7.78 (USD 5.82))	(74,832)	1.96	1.46

Options outstanding as at November 30, 2019	2,415,784	$3.94	$2.96

Options exercisable as at November 30, 2019	1,864,727	$2.69	$2.02

Options exercisable as at November 30, 2018	1,676,057	$2.09	$1.57

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(e)	Stock option plan (continued)

The following table provides stock option information as at November 30, 2019.

Price range		Number of options outstanding	Weighted average remaining life		Weighted average exercise price

CAD	USD		(years)	CAD	USD

0.25 – 1.19	0.19 – 0.90	814,660	3.95	0.64	0.48
2.01 – 3.75	1.51 – 2.82	530,000	6.38	2.07	1.56
3.76 – 4.60	2.83 – 3.46	110,000	0.02	3.84	2.89
4.61 – 6.00	3.47 – 4.52	260,000	6.57	5.82	4.38
6.01 – 9.00	4.53 – 6.78	479,900	9.01	8.00	6.03
9.01 – 10.00	6.78 – 7.53	221,224	8.36	9.56	7.20

		2,415,784	6.00	3.94	2.96

For the year ended November 30, 2019, $1,059 (2018 – $851) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2019 and 2018 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions.

	2019		2018

Risk-free interest rate	2.15%		1.46%
Expected volatility	57%		58%
Average option life in years	8 years		8 years
Grant-date share price	$6.15 (CAD 8.19)	$	7.49 (CAD 9.56)
Option exercise price	$6.15 (CAD 8.19)	$	7.49 (CAD 9.56)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(e)	Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2019 and 2018.

	Number of stock options granted	Weighted average grant date fair value

2019	406,400	$3.69 (CAD 4.92)
2018	251,544	$3.63 (CAD 4.63)

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

19.	Share capital (continued)

(f)	Loss per share

The calculation of basic earnings per share was based on the net loss attributable to common shareholders of the Company of $12,496 (2018 – $4,700) and a weighted average number of common shares outstanding of 76,928,287 (2018 – 75,942,385), calculated as follows.

	2019	2018

Issued common shares as at December 1	76,877,679	74,962,050
Effect of share options exercised	49,920	153,325
Effect of public issue common shares	688	-
Effect of broker options exercised	-	25,089
Effect of issuance of common shares – TaiMed	-	801,921

Weighted average number of common shares, basic and diluted	76,928,287	75,942,385

For the year ended November 30, 2019, a number of the 2,415,784 (2018 – 2,172,705) share options and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of convertible unsecured senior notes (Note 17), that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

(g)	Accumulated other comprehensive income (loss)

	November 30		December 1,

	2019	2018	2017

Unrealized losses on FVOCI financial assets, net of tax	$(12)	$(95)	$(80)
Cumulative exchange difference on translation of foreign operations	33	-	-

	$21	$(95)	$(80)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

20.	Income taxes

The following table presents the components of the current and deferred tax expenses.

	2019	2018

Current tax expense	$-	$-

Deferred tax expense
Origination and reversal of temporary differences	$2,484	$(874)
Change in unrecognized deductible temporary differences	(2,484)	(395)

Total deferred tax recovery	$-	$(1,269)

Total current and deferred tax recovery	$-	$(1,269)

Reconciliation between effective and applicable tax amounts

	2019	2018

Income taxes at domestic tax statutory rate	$(3,324)	$(1,564)
Change in unrecognized deductible temporary differences	2,484	(395)
Impact of differences in statutory tax rates	518	-
Non-deductible expenses and other	323	690

	$-	$(1,269)

The applicable statutory tax rates were 26.6% in 2019 and 26.7% in 2018. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

20.	Income taxes (continued)

Unrecognized deferred tax assets

As at November 30, unrecognized deferred tax assets were as follows.

	2019	2018

Research and development expenses	$23,262	$27,455
Non-capital losses	30,470	23,236
Property and equipment	282	357
Intellectual property and patent fees	2,900	2,885
Available deductions and other	3,335	3,345

	$60,249	$57,279

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, no amount has been recognized in the consolidated statements of financial position.

The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

20.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

As at November 30, 2019 and 2018, the amounts and expiry dates of Canadian tax attributes for which no deferred tax asset was recognized were as follows:

		2019		2018
	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$79,698	$98,321	$79,614	$98,216

Losses carried forward
2027	414	407	414	406
2028	34,876	16,975	34,839	16,957
2029	14,671	12,400	14,656	12,386
2030	8,614	8,611	8,605	8,602
2031	17,740	15,748	17,721	15,731
2032	12,019	11,036	12,007	11,024
2033	8,636	8,555	8,627	8,546
2034	7,909	7,839	7,900	7,831
2037	7,057	6,973	7,050	6,965
2038	1,964	1,886	1,962	1,884
2039	6,024	5,952	-	-

Other temporary differences, without time limitation
Excess of tax value of property and equipment over carrying value	1,128	998	1,440	1,240
Excess of tax value of intellectual property and patent fees over carrying value	10,897	10,892	10,895	10,881
Available deductions and other	43,291	1,430	43,388	1,572

As at November 30, 2018, deferred tax assets relating to loss carried forward and financing costs of $1,269 and $338, respectively, were recognized to offset deferred tax liabilities for an amount of $1,607, resulting from the issuance of the convertible unsecured senior notes.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

21.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows.

	2019	2018

Additions to property and equipment included in accounts payable and accrued liabilities	$3	$49
Additions to intangible assets included in accounts payable and accrued liabilities	9	-
Reclassification of contributed surplus upon issuance of common shares to TaiMed	-	4,000
Convertible unsecured senior notes issuance costs included in accounts payable and accrued liabilities	6	6
Recognition of previously unrecognized tax assets from item originally recorded in equity	-	338
Additions to intangible assets included in long-term obligations	7,822	-
Additions to intangible assets included in contributed surplus	1,028	-
Issuance of shares in connection with acquisitions of intangible assets	5	-

22.	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

22.	Financial instruments (continued)

Credit risk (continued)

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (see Note 26) and derivative financial assets which it manages by dealing only with highly-rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $9,538 (2018 – $10,720), all of which were aged under 60 days. There was no amount recorded as bad debt expense for the years ended November 30, 2019 and 2018. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade corporate bodies and money market funds (2019 – $12,583; 2018 – $14,891). As at November 30, 2019, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 23, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

22.	Financial instruments (continued)

Liquidity risk (continued)

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2019 and 2018.

					2019
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$31,173	31,173	$31,173	$-	$-
Convertible unsecured senior notes, including interest	50,741	70,725	3,306	6,613	60,806
Long-term obligations	7,987	8,500	3,500	5,000	-

	$89,901	$110,398	$37,979	$11,613	$60,806

					2018
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years

Accounts payable and accrued liabilities	$25,830	$25,830	$25,830	$-	$-
Convertible unsecured senior notes, including interest	49,233	74,131	3,406	6,613	64,112

	$75,063	$99,961	$29,236	$6,613	$64,112

Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than USD, primarily cash, sale of goods and expenses incurred in CAD and Euro.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

22.	Financial instruments (continued)

Currency risk (continued)

Exchange rate fluctuations for foreign currency transactions can cause cash flows, as well as amounts recorded in the consolidated statements of net loss, to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the USD at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of net loss. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its CAD or Euro denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2019 and 2018.

		2019	2018
	CAD	EURO	CAD

Cash	740	662	1,869
Bonds and money market funds	6,982	-	9,754
Trade and other receivables	328	447	470
Accounts payables and accrued liabilities	(5,101)	(793)	(6,437)

Total exposure	2,949	316	5,656

The following exchange rates are those applicable as at November 30, 2019 and 2018.

			2019	2018
	Average rate	Reporting date rate	Average rate	Reporting date rate

CAD – USD	0.7524	0.7530	0.7752	0.7522
Euro – USD	1.1217	1.1018	-	-

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

22.	Financial instruments (continued)

Currency risk (continued)

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CAD or the Euro would have a positive impact on net earnings as follows, assuming that all other variables remained constant.

		2019	2018
	CAD	EURO	CAD

Positive impact	147	16	283

An assumed 5% weakening of the CAD would have had an equal but opposite effect on the above currencies in the amounts shown above, assuming that all other variables remain constant.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

22.	Financial instruments (continued)

Interest rate risk (continued)

Based on the value of the Company’s short- and long-term bonds as at November 30, 2019, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $14 (2018 – $46); an assumed increase in market interest rates of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2019 of $39,032 (2018 – $24,810), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $195 (2018 – $124); an assumed decrease of 0.5% would have had an equal but opposite effect.

As the Company’s convertible unsecured senior notes bear interest at a fixed rate of 5.75%, the Company does not face cash flow interest rate risk, but is subject to market price interest rate risk. The Company’s long-term obligations do not bear interest.

23.	Capital management

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of EGRIFTA® and Trogarzo® in the United States and, from time to time, on public offerings of securities in North America to finance its activities.

The capital management objectives remain the same as for the previous year.

As at November 30, 2019, cash, bonds and money market funds amounted to $41,244 (2018 – $53,888). The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs for at least the next 12 months.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total shareholders’ equity and convertible unsecured senior notes.

The Company is not subject to any externally imposed capital requirements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

24.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables, derivative financial assets, accounts payable and accrued liabilities and long-term obligations approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at November 30, 2019 was approximately $44,275 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

24.	Determination of fair values (continued)

Share-based payment transactions (continued)

The DSU liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

25.	Commitments

(a)	Leases

As at November 30, 2019, the minimum payments required under the terms of non-cancellable leases are as follows.

Less than one year	$680
One to five years	2,944
More than five years	1,153

$4,777

(b)	Long-term procurement agreements and research agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA SVTM and Trogarzo®. As at November 30, 2019, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $20,311 (2018 – $6,353) for the manufacture of Trogarzo®, EGRIFTA SVTM and for various services.

The Company also has research commitments and outstanding clinical material purchase orders amounting to $1,045 in connection with the oncology platform.

(c)	Credit facilities

The Company has a CAD1,500 revolving credit facility bearing interest at Canadian prime rate plus 1% and a $1,000 revolving credit facility bearing interest at US prime rate plus 1%. The Company’s assets have been given as collateral to secure these credit facilities. As at November 30, 2019, the Company did not have any borrowings outstanding under these facilities.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

26.	Operating segments

The Company has a single operating segment. As described in Note 4, almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2019	2018

RxCrossroads	$60,853	$44,548

Others	2,363	669

	$63,216	$45,217

All of the Company’s non-current assets are located in Canada, as is the Company’s head office.

27.	Related parties

The key management personnel of the Company are the directors, the President and Chief Executive Officer and all of the Senior Vice Presidents.

Key management personnel compensation comprises:

	2019	2018

Short-term employee benefits	$2,016	$2,047
Post-employment benefits	67	77
Share-based compensation	847	746

	$2,930	$2,870

As at November 30, 2019, the key management personnel controlled 1.4% (2018 – 1.5%) of the voting shares of the Company and held 0.3% (2018 – 0.3%) of the convertible unsecured senior notes.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of United States dollars, unless otherwise stated)

Years ended November 30, 2019 and 2018

28.	Subsequent event

On Feburary 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”) in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of Non-Alcoholic Steatohepatitis (“NASH”) in the HIV population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and a low single-digit royalty payment on all sales of EGRIFTA® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of Non-Alcoholic Fatty Liver Disease or NASH in the HIV population.

In addition, on that same date, we entered into a consulting agreement with the MGH, pursuant to which Dr. Grinspoon became one of our scientific advisors. In such a role, Dr. Grinspoon will provide guidance about current developments in the HIV patient population, potential treatments, and the possible development of tesamorelin for treatment of additional diseases.